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STARWOOD PROPERTY TRUST **2010 ANNUAL REPORT**

R E W A R D R I S K T A K E N I S R E L E V A N T O N L Y to the S TA R W O O D P R O P E R T Y T R U S T 2 0 1 0 A N N U A L R E P O R T

THE STANLEY HOTEL, ESTES PARK, COLORADO 180 NORTH LA SALLE STREET, CHICAGO, ILLINOIS SOLARIS RESIDENCES, VAIL, COLORADO WYNDHAM GARDEN HOTEL, NEW YORK CITY, NEW YORK

April 6, 2011

Dear Fellow Shareholders,

        In August 2009, Starwood Property Trust was created to take advantage of the structural changes in the global property lending markets resulting from the global financial crisis. We raised $951 million of gross proceeds in the third largest REIT IPO in U.S. history and the second largest IPO in the U.S. in 2009. This past December, we completed another significant equity offering, adding $454 million of capital to our equity base. Our plan was to build a major real estate finance company to help fill the void created by the disappearance of many "shadow finance" companies and traditional providers of real estate capital. When we completed our IPO, the commercial real estate lending market was virtually closed. Banks' costs of funds were higher than the rate at which most borrowers would or could borrow, and the federal government was considering ways to enhance senior debt and add liquidity to the markets to avoid a property crash and subsequent banking chaos.

        How the world has changed in less than eighteen months! Once it became clear that the economy would not double dip, investors reached for their cash and invested in anything with yield. Property values and cap rates began to stabilize and financing across the entire spectrum of risk became available once again. Today, banks, hedge funds, insurance companies, private equity funds and even conduit lenders have re-entered the market. With increased competition, spreads have narrowed and loan proceeds levels have risen. The good news is that with interest rates still hovering near their cyclical lows, many borrowers can now find new debt to refinance their maturities.

        The rapid increase in both property values and the number of alternative lending sources has allowed banks across the globe to begin to sell their impaired loans. We have positioned Starwood Property Trust to be able to both purchase performing debt and originate loans across the United States and in select circumstances in Europe. We focus on making loans that we believe will receive outsized returns relative to the risk we are assuming. Even in this increasingly competitive environment, our pipeline is as robust as we have ever seen. Our size, speed, flexibility and knowledge provide a competitive advantage against more traditional lenders. Starwood Property Trust has differentiated itself by offering borrowers creative tailored solutions.

        Since our secondary equity offering in December, we have invested roughly $802 million of gross capital, 58% of which was new originations and 42% of which was acquisitions. We expect that our portfolio of targeted assets, which has a weighted average LTV of less than 65%, will yield approximately 12% at optimal leverage. This is an exceptional yield with what we believe is moderate risk in a low yield world.

        We tend to focus on less "commodity like" investments and utilize Starwood Capital Group's extensive knowledge and experience to structure investments with the appropriate risk reward. In addition, Starwood Capital, through its nine offices around the globe and its deep, 40-person acquisition team, provides a steady source of investment opportunities that our competitors cannot afford or build in the near term. With the October 2010 addition of more than a dozen real estate finance professionals, we began the transformation of Starwood Property Trust's model from one focused primarily on acquisitions to one that includes wholesale loan origination for both "conduit" and permanent balance sheet investments.

        Our team is led by commercial real estate finance professionals, Boyd Fellows, President and Director of Starwood Property Trust, Stew Ward, Chief Financial Officer of Starwood Property Trust,

Chris Tokarski, Chief Credit Officer of SPT Management and Warren De Haan, Chief Originations Officer of SPT Management. In total, there are now 29 commercial real estate finance professionals dedicated to Starwood Property Trust.

        When we went public, we told our shareholders we would build a safe, growing, predictable yield from a diversified portfolio. Executed properly, we were confident we could produce a yield well in excess of what should be attainable given our associated risk exposure. To date, we believe that this has been accomplished. As of March 31, 2011, nearly 50% of our assets are first mortgages. We are currently producing, and believe that we will continue to produce, a better than 12% yield on our "targeted" investments at optimal leverage. In a yield-starved world, we believe this is a compelling proposition for our shareholders. Moreover, we have successfully increased our dividend every quarter since our initial public offering.

        We have invested more than $2.0 billion of capital in less than 18 months and to date have raised five credit facilities, totaling nearly $1.0 billion of additional capital, with three different lending institutions. In addition, we have found the CMBS market to offer excellent match-funded senior debt. We have contributed and expect to continue to contribute pools of loans to securitizations. The CMBS market provides Starwood Property Trust with efficient permanent financing on loans where we retain the B note or mezzanine investment.

        We are making great progress in building a sophisticated, disciplined and scalable enterprise that positions us to take advantage of the full breath of lending and debt acquisition opportunities. We approach the markets in a rigorous quantitative manner. We have designed our own business protocols and staffed appropriately for loan acquisition and origination, underwriting and credit analysis, capital markets and risk management. We take no short cuts with respect to due diligence, and at the same time we maintain an honest, granular approach to the evaluation of risks and the costs associated with hedging or mitigating such exposures. We believe we will be able to continue to scale as are result of processes we are developing and our investments in supportive technology that will allow Starwood Property Trust to increase the volume of transactions without compromising the quality of our clients' experience working with us or our required analysis of each and every decision.

        Our goal is to be on nearly every commercial real estate investor's short list of "go-to" lenders to whom they reach out for their real estate financing needs. We may not be the least expensive alternative lender for a borrower, but with us they have a face to deal with and the flexibility to do "the right thing" by their asset or company rather than "checking the box" to allow their loan to be sold on and be administered by a faceless servicer or trustee. We can intelligently choose to offer loan structures outside of the conventional box and can dial up or down the loan to value spectrum depending on our perception of real risk. By doing so, we can both offer a better value proposition to our clients and at the same time create exceptional returns for our shareholders. Our team is comprised of seasoned professionals who, beyond risk and reward, focus on customer service, branding, technology and training and retaining invaluable human capital as well. Perhaps most importantly, we have navigated multiple cycles with best-in-class results.

        Today, Starwood Property Trust is the largest commercial mortgage REIT in the United States measured by market cap, and our annual dividend exceeds the 8% target we made our goal at the IPO. We are truly risk averse in that we attempt to match fund all of our investments (finance a five year loan with five year leverage) and match fixed to fixed and floating to floating. We are focused on safety and yield. We are very pleased by our accomplishments this past year and that we have been able to do exactly what we told our shareholders we would. We are energized by the size and diversity of our current pipelines. We have now assembled the right combination of people, systems and capital to take advantage of the imminent commercial real estate debt refinancing and restructuring opportunities, which we believe could easily reach into the hundreds of billions of dollars.

        Our external manager was granted restricted stock in Starwood Property Trust at the time of our IPO and this stock has been shared with nearly every employee and partner in Starwood Capital Group. Our entire senior management team has invested personally in our stock alongside our shareholders. We treat our shareholders' money as if it were our own. We believe in the alignment of interests and we have put our capital where our mouth is.

        We thank our shareholders for their support and confidence in us, our Board of Directors for its guidance and wisdom and all our Starwood Capital Group professionals whose hard work has made our successful growth a reality instead of just a vision. We look forward to growing Starwood Property Trust into a significant player in the real estate finance markets for the benefit of our shareholders and all stakeholders.

Regards,

Barry S. Sternlicht

Forward Looking Statements

        Statements in this report which are not historical fact may be deemed forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although Starwood Property Trust, Inc. believes the expectations reflected in any forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from the Company's expectations include completion of pending investments, continued ability to acquire additional investments, competition within the finance and real estate industries, economic conditions, and other risks detailed from time to time in the Company's reports filed with the SEC.

Smith & Hawken

HAROLD'S

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